Exhibit 99.1

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

June 5, 2026

　LogProstyle Inc. (NYSE American: LGPS)

　1-2-3 Kita-Aoyama, Minato-ku, Tokyo, Japan

Notice of Convocation of the Annual General Meeting of Shareholders

for the 9th Fiscal Year (Ended March 31, 2026)

Dear Shareholders:

Notice is hereby given that the Annual General Meeting of Shareholders for the 9th fiscal year of LogProstyle Inc. (NYSE American: LGPS) (the “Company”) will be held as outlined in the “Overview of the 9th Annual General Meeting of Shareholders” below.

The record date for exercising voting rights at this General Meeting of Shareholders is March 31, 2026, pursuant to the Companies Act of Japan and the Articles of Incorporation of the Company.

YOUR VOTE IS VERY IMPORTANT. If you attend the meeting in person, you may vote at the meeting. Otherwise, you may exercise your voting rights by either (i) voting online or (ii) by completing, dating, signing and returning the enclosed 2026 Annual Meeting Proxy Card (the “Proxy Card”) by mail. Please ensure that your vote is submitted no later than 11:59 p.m. (Eastern Time) on June 24, 2026 / 12:59 p.m. (Japanese Standard Time) on June 25, 2026.

We encourage you to review the Reference Documents for the General Meeting of Shareholders enclosed with this Notice and submit your vote by the deadline stated above.

(Note) For beneficial owners who hold shares through brokers or other nominees:

If you hold shares of the Company through a broker, bank, or other nominee, please follow the instructions and deadlines provided by your financial institution or its voting service provider (e.g., Broadridge) for submitting your voting instructions.

The voting methods and deadlines described in this document apply only to shareholders registered in the shareholder registry (record holders), and may differ from those applicable to beneficial owners holding shares through brokers or other nominees.

To ensure that your voting instructions are properly reflected, please be sure to follow the procedures and deadlines provided by your broker, bank, or its agent (e.g., Broadridge).

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Overview of the Annual General Meeting of Shareholders for the 9th Fiscal Year

1.	Date and Time

ET: Tuesday, June 30, 2026, 9:00 a.m.
JST: Tuesday, June 30, 2026, 10:00 p.m.

2.	Venue

Head Office of the Company
13th Floor, Aoyama Building, 1-2-3 Kita-Aoyama, Minato-ku, Tokyo, Japan

3.	Agenda:

Matters to Be Reported:
The Business Report and the Non-Consolidated Financial Statements for the 9th Fiscal Year (April 1, 2025 to March 31, 2026)
Please refer to the attachments of this Notice for the business report and the non-consolidated financial statements.

Matters to Be Resolved:

Proposal: Election of Six (6) Directors

Important Notice Regarding Japanese GAAP Financial Information

The financial results for the year ended March 31, 2026 presented in the business report and the accompanying Japanese generally accepted accounting principles (“GAAP”) financial statements are prepared solely in accordance with Japanese GAAP on a non-consolidated basis, have not been reviewed or audited under the standards of the PCAOB or U.S. generally accepted auditing standards (“GAAS”), and do not present all information necessary for an understanding of the Company’s results of operations for the year ended March 31, 2026. Our U.S. GAAP results on a consolidated basis for the year ended March 31, 2026 remain subject to the completion of management’s reviews and reconciliations and/or adjustments under U.S. GAAP, the Company’s other financial closing procedures, and the audit by the Company’s independent auditor in accordance with the standards of the PCAOB, and may differ from non-consolidated basis, Japanese GAAP results for this period due to the completion of the Company’s financial closing procedures, the audit under the standards of the PCAOB, the differences between non-consolidated basis results and consolidated basis results, and other developments that may arise during the audit process.

The Company’s independent U.S. auditor has not audited, reviewed, compiled, or performed any procedures with respect to the Japanese GAAP financial results presented in the business report or the accompanying Japanese GAAP financial statements under either the standards of the PCAOB or U.S. GAAS. Accordingly, the Company’s independent U.S. auditor does not express an opinion or any other form of assurance with respect thereto.

The Company intends to file its Annual Report on Form 20-F containing the audited financial statements for the year ended March 31, 2026 prepared in accordance with U.S. GAAP by the filing deadline prescribed by the U.S. Securities and Exchange Commission (the “SEC”), and such financial information contained in the Annual Report, including the Company’s audited financial statements prepared in accordance with U.S. GAAP, may differ from the Japanese GAAP financial information disclosed in this business report and the accompanying Japanese GAAP financial statements. As such, this Japanese GAAP financial information should not be viewed as a substitute for the Company’s audited annual financial statements prepared in accordance with U.S. GAAP and is not necessarily indicative of any future period. Accordingly, you should not place undue reliance on this Japanese GAAP information.

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

How to Vote at the General Meeting of Shareholders

(For Record Holders)

(Note) For beneficial owners who hold shares through brokers or other nominees:

If you hold shares of the Company through a broker, bank, or other nominee, please follow the instructions and deadlines provided by your financial institution or its voting service provider (e.g., Broadridge) for submitting your voting instructions. The voting methods and deadlines described in this document apply only to shareholders registered in the shareholder registry (record holders), and may differ from those applicable to beneficial owners holding shares through brokers or other nominees. To ensure that your voting instructions are properly reflected, please be sure to follow the procedures and deadlines provided by your broker, bank, or its agent (e.g., Broadridge).

Record holders may exercise your voting rights by one of the following three methods:

1. Voting Online

Please refer to the section titled “Guide to Voting Online” below and follow the instructions to indicate your approval or disapproval before the deadline.

Deadline to Vote Online:

●	ET: June 24, 2026, at 11:59 p.m.
●	JST: June 25, 2026, at 12:59 p.m.

2. Voting by Mail (Proxy Card)

Please refer to the “Guide to Voting by Mail (Proxy Card)” below. Please indicate your vote for or against each proposal on the enclosed Proxy Card, date and sign it, and return it using the enclosed return envelope so that it is received at the designated address in the United States by the voting deadline.

Please note that your vote by mail will only be considered valid if the completed Proxy Card arrives at the designated address in the United States by the voting deadline. Particularly for shareholders returning the Proxy Card from outside the United States, please be aware that international mail delivery may take a significant amount of time. To ensure that your vote is properly submitted and received in time, we strongly recommend voting online.

Deadline for Receipt by Mail (Proxy Card):

●	ET: June 24, 2026, at 11:59 p.m.
●	JST: June 25, 2026, at 12:59 p.m.

Notes for Voting Online and by Mail (Proxy Card):

●	If both online voting and return of the Proxy Card are conducted, the one received last will be considered valid expression of intent.

●	If you vote more than once via the Internet, only your most recent vote will be considered valid.

●	If you do not indicate either approval or disapproval of a proposal on the Proxy Card, your vote will be counted as in favor of that proposal.

3. Voting in Person at the Meeting

Please present the enclosed 2026 Annual Meeting Admission Ticket at the reception desk at the venue. If voting rights are to be exercised by a proxy, documentation evidencing the proxy’s authority must be submitted. Please also bring this Notice with you to the meeting.

Date and Time of the Meeting:

●	JST: Tuesday, June 30, 2026, at 10:00 p.m.
●	ET: Tuesday, June 30, 2026, at 9:00 a.m.

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Guide to Voting Online

(For Record Holders)

(Note) For beneficial owners who hold shares through brokers or other nominees:

If you hold shares of the Company through a broker, bank, or other nominee, please follow the instructions and deadlines provided by your financial institution or its voting service provider (e.g., Broadridge) for submitting your voting instructions. The voting methods and deadlines described in this document apply only to shareholders registered in the shareholder registry (record holders), and may differ from those applicable to beneficial owners holding shares through brokers or other nominees. To ensure that your voting instructions are properly reflected, please be sure to follow the procedures and deadlines provided by your broker, bank, or its agent (e.g., Broadridge).

Voting by Smartphone

I.	Accessing the Login Screen

Please scan the QR code provided on the enclosed Proxy Card.

II.	Logging In

Enter the 15-digit number (*) printed on your Proxy Card (titled “2026 Annual Meeting Proxy Card”) in the space below “Please enter your Control Number” and click “SUBMIT.”

(*) Please enter the 15-digit number printed on your Proxy Card (below is a sample number).

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

III.	Click “NEXT.”

IV.	Click “Enter Vote.”

V.	Click “NEXT.”

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

VI.	Entering Your Vote on Each Proposal

For each proposal, please select your vote as follows:

●	To vote in favor → select “For”
●	To vote against → select “Against”
●	To abstain → select “Abstain”

Once you have completed voting on all proposals, click “NEXT” at the bottom of the page.

Note: If you do not enter a vote for a proposal, clicking “NEXT” will automatically register a vote “For” that proposal.

VII.	Review and Submission

A summary of your votes for each proposal will be displayed. Please review your selections, and if everything is correct, click “SUBMIT” at the bottom of the page to submit your vote.

(*)	If you would like to receive an email confirmation, please enter your email address in the space below “To receive an email confirmation (…).”

(*)	If you wish to revise your votes, click “PREVIOUS.”

Voting by Computer

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

I.	Accessing the Login Screen

Please access the following URL.
www.investorvote.com/lgps

II.	Logging In

Enter the 15-digit number (*) printed on your Proxy Card (titled “2026 Annual Meeting Proxy Card”) in the space next to “Control Number” and click “SUBMIT.”

(*)	Please enter the 15-digit number printed on your Proxy Card (below is a sample number).

III.	Click “NEXT.”

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IV.	Entering Your Vote on Each Proposal

For each proposal, please select your vote as follows:

●	To vote in favor → select “For”
●	To vote against → select “Against”
●	To abstain → select “Abstain”

Once you have finished voting on all proposals, click “NEXT” at the bottom of the page.

Note: If you do not enter a vote for a proposal, clicking “NEXT” will automatically register a vote of “For” for that proposal. Thank you for your understanding.

V.	Review and Submission

A summary of your votes for each proposal will be displayed. Please review your selections, and if they are correct, click “SUBMIT” at the bottom of the page to submit your vote.

(*)	If you would like to receive a confirmation by email, please enter your email address in the space next to “Email Address.”

(*)	If you wish to revise your votes, click “PREVIOUS.”

Notes:

●	Any connection or data charges incurred in accessing the online voting website shall be borne by the shareholder.
●	Please note that you may be unable to access the online voting website depending on your internet environment, service provider, or device.

Guide to Voting by Mail (Proxy Card)

(For Record Holders)

(Note) For beneficial owners who hold shares through brokers or other nominees:

If you hold shares of the Company through a broker, bank, or other nominee, please follow the instructions and deadlines provided by your financial institution or its voting service provider (e.g., Broadridge) for submitting your voting instructions. The voting methods and deadlines described in this document apply only to shareholders registered in the shareholder registry (record holders), and may differ from those applicable to beneficial owners holding shares through brokers or other nominees. To ensure that your voting instructions are properly reflected, please be sure to follow the procedures and deadlines provided by your broker, bank, or its agent (e.g., Broadridge).

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

I. How to Complete the Proxy Card (1) – Indicating Your Vote on Each Proposal

If you are in favor of a proposal, place an “×” in the “For” box. If you are against a proposal, place an “×” in the “Against” box. If you wish to abstain, place an “×” in the “Abstain” box

Using a black ink pen, mark your votes with an “×” as shown in the example to the right. Please do not write outside the designated areas.

II. How to Complete the Proxy Card (2) – Entering the Date and Signature

Date:

Please enter the date in the “Date (mm/dd/yyyy)” field using the month/day/year format.

(Example: For June 10, 2026, enter “06/10/2026”)

Signature:

Please sign your name in English in the “Signature 1” or “Signature 2” field.

For Individual Shareholders: Be sure to sign exactly as your name appears on the Proxy Card.

For Corporate Shareholders: If the shareholder is a corporation, the signatory must also indicate their title. The name of the corporation need not to be included in the signature box.

III. Detach and Return

Please detach along the dotted line and place the completed Proxy Card—on which you have indicated your vote, entered the date, and provided your signature—into the enclosed return envelope and mail it so that it arrives by the voting deadline.

Note:

Please note that your vote by mail will only be considered valid if the completed Proxy Card arrives at the designated address in the United States by the voting deadline. Particularly for shareholders returning the Proxy Card from outside the United States, please be aware that international mail delivery may take a significant amount of time. To ensure that your vote is properly submitted and received in time, we strongly recommend voting online.

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Live Audio Streaming of the General Meeting of Shareholders

To ensure that as many shareholders as possible can follow the proceedings, the Annual General Meeting of Shareholders will be streamed live over the Internet in audio format.

Please note that listening to the live stream does not constitute attendance under the Companies Act of Japan. In addition, shareholders will not be able to vote, submit questions, or make motions during the live stream. Please vote in advance, as described in the section titled “How to Vote at the General Meeting of Shareholders.”

Streaming Schedule

JST: Tuesday, June 30, 2026, 10:00 p.m. until the conclusion of the General Meeting of Shareholders

ET: Tuesday, June 30, 2026, 9:00 a.m. until the conclusion of the General Meeting of Shareholders

How to Access the Live Stream

I. Accessing the Streaming Site

Please access the following URL using a computer, smartphone, or other device.

meetnow.global/MRCWQL4

Next, please click “JOIN MEETING NOW” on the screen shown below.

II. Signing In

1. For Record Holders:

Select the “Shareholder” tab, enter the 15-digit number printed on your Proxy Card (“2026 Annual Meeting Proxy Card”) in the space below “Control Number,” and click “SIGN IN.”

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Note: Please enter the 15-digit number printed on your Proxy Card (as shown in the sample below). The number shown is for illustrative purposes only.

2. For Beneficial Owners Who Hold Shares Through Brokers or Other Nominees:

Select the “Guest” tab, enter your first name and last name in the respective fields, then enter your email address in the “Email” field, and click “SIGN IN.”

Notes:

●	Shareholders are responsible for any connection or data usage fees incurred when accessing the live stream.
●	Depending on your Internet environment, service provider, or device, you may not be able to access the stream properly.
●	The live audio stream may be interrupted or canceled due to technical issues or unforeseen circumstances.
●	Recording, saving, or sharing the stream, or disclosing the URL to third parties is prohibited.

For technical inquiries regarding the live stream:

●	From outside the United States: +1 781-575-2748
●	From within the United States: 888-724-2416

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Reference Documents for the General Meeting of Shareholders

Matters to Be Resolved and Details Thereof:

Proposal: Election of Six (6) Directors

The terms of office of all current directors will expire at the conclusion of this Annual General Meeting. Accordingly, the Company proposes the election of six directors.

The following individuals are nominated as candidates for election as directors.

Name (Date of Birth)	Brief personal history, Positions and Responsibilities in the Company and Significant Concurrent Positions		Number of Shares of the Company Held
	November 2000	Joined ARK JAPAN co., ltd.
	December 2002	Joined Grace Housing Sales Co., Ltd.
	August 2006	Founder, representative director and president, LogSuite,
(current position)
	August 2012	Founder, representative director and president,
Fudosanoh Co., Ltd.
	June 2013	Founder, representative director and president,
PROPOLIFE SINGAPORE INC.
	September 2013	Founder and director, Kotakino (current position)
	April 2015	Chairman of the board of directors of
ChinoTatemonoKanri (current position)
	October 2015	Representative director and chairman, LogArchitects
	November 2015	Representative director and president, LogArchitects
	August 2016	Director, Toyo Enterprise Co., Ltd.
Yasuyuki Nozawa (January 21, 1980)	November 2016	Founder and director, Yantai Toyo Wood Industry Limited (current position)	6,878,250
	April 2017	Representative director, LogProstyle (current position)
Founder and representative director and president,
Prostyle
Founder and representative director and president,
ProstyleVilla (currently ProstyleYokohama)
	May 2017	Founder and director and chairman, ProstyleRyokan
	August 2017	Chairman of board of directors, Prostyle (current position)
	January 2018	Chairman of the board of directors, OkinawaIgeto
(current position)
	May 2018	Chairman of board of directors, ProstyleVilla (currently
ProstyleYokohama)
	June 2018	Founder and representative director and president,
Prostyle Ryokan Yokohama Bashamichi
	February 2019	Representative director and president, ProstyleRyokan
	August 2020	Founder and chairman of board of directors, LogKnot

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

	January 2021	Representative director and chairman of the board of directors, ProstyleRyokan
	April 2022	Representative director and president, LogKnot
	June 2022	Chairman of board of directors, LogArchitects (current position)
	January 2023	Representative director, president and chief executive officer, LogProstyle (current position)
	February 2023	Founder and chairman of board of directors, LogAsset (current position)
	April 2023	Chairman of board of directors, LogKnot
	December 2024	Founder and director, LogProstyle US Inc. (current position)
	August 2025	Representative director and president, ProstyleRyokan (current position)
	April 2005	Joined Grace Housing Sales Co., Ltd.
	February 2007	Joined LogSuite
	May 2009	Director, LogSuite
	February 2014	Managing director, LogSuite Representative director, and president, Fudosanoh Co., Ltd.
	March 2015	Managing director, and general manager of real estate business division and general manager of first development division, LogSuite
	May 2015	General manager of planning and development division and general manager of first development division, LogSuite
Satoshi Oyamatsu (January 17, 1982)	May 2016	Representative director and president, ChinoTatemonoKanri (current position)	542,658
	August 2016	Senior managing director and general manager of development division, LogSuite
	April 2017	Director, LogProstyle Executive vice president, Prostyle
	August 2017	Representative director and president, Prostyle (current position)
	February 2019	Director, ProstyleRyokan (current position)
	May 2019	Executive vice president, LogProstyle
	January 2023	Director and Executive Vice President, LogProstyle (current position)
	December 2008	Joined Azusa Audit Firm (currently KPMG AXSA LLC)
	October 2012	Registered as a certified public accountant
	July 2016	Head of the accounting department, LogSuite
Kentaro Tachibana (February 11, 1984)	December 2016	General manager, accounting & general affairs department, LogSuite	15,000
	April 2017	General manager of management headquarters, LogProstyle
	May 2017	Corporate Auditor, ProstyleRyokan
	June 2017	General manager of finance division, LogProstyle

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

	May 2018	General manager of finance and accounting department (currently manager of accounting department), LogProstyle (current position)
	June 2019	Director, LogProstyle (current position)
	June 2021	Representative director and president, OkinawaIgeto
	December 2021	Corporate Auditor, Yantai Propolife Wood Industry Limited
	January 2023	Director and executive officer, LogProstyle (current position)
	June 2024	Director, Yantai Propolife Wood Industry Limited (current position)
	December 2024	Treasurer, LogProstyle US Inc. (current position)
	2005	Joined The Brookings Institution
	2011	Joined Bain & Company
	2013	Joined Costa Farms
	2018	Executive vice president, Marimed Inc.
	April 2019	Chief Strategy Officer, Halo Collective
	February 2020	President, Halo Collective
	June 2022	Executive director and Interim CEO, Akanda
Corporation (current position)
Katharyn (Katie) Field	July 2022	Chief executive officer and chairman of the Board, Halo
(March 5, 1983)		Collective (current position)	-
	June 2023	Chairman and audit committee head, Aerwins
Technologies (current position)
	July 2024	Independent director and audit committee member,
Virpax Pharmaceuticals (current position)
	October 2024	Independent director, LogProstyle (current position)
	December 2024	Founder and director, LogProstyle US Inc. (current
position)
	June 2025	Director and executive officer, LogProstyle (current
position)
	March 2005	Joined Gallagher Bassett Services, Inc.	-
	February 2013	Admitted to the Illinois Bar
John A. Stapleton	January 2016	Joined Greenberg Traurig LLP
(February 17, 1981)	August 2018	Joined Proskauer Rose LLP
Term of Office: 21 months	April 2021	Joined Loeb & Loeb LLP
	October 2024	Independent director, LogProstyle (current position)
	December 2025	Partner, Taft Stettinius & Hollister LLP (current position)
	2001	Joined PricewaterhouseCoopers LLP	-
Isaac Freites	March 2014	Joined KPMG LLP
(October 17, 1972)	February 2023	Joined Accordion Partners
	January 2025	Joined Armanino
	October 2025	Founded Manhattan Arrow Inc.; CEO (current)

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Notes:

1.	There is no special interest between the director candidates and the Company.

2.	Mr. John A. Stapleton and Mr. Isaac Freites are candidates for Independent Directors.

3.	Mr. John A. Stapleton is nominated as a candidate for an independent director because of his professional knowledge and broad experience as an attorney, and we expect him to participate as an Independent Director and to play a supervisory and auditing role by making comments, etc. at meetings of the Board of Directors. We therefore request that Mr. John A. Stapleton continue to be elected as an Independent Director. Although he does not have experiences of being involved with the management of companies in the past, for the reasons stated above, we believe that he will be able to appropriately perform his duties as an Independent Director.

4.	Mr. Isaac Freites is nominated as a candidate for an independent director because of his extensive expertise and experience in global finance, capital markets, and governance. We expect him to fulfill the role of overseeing and advising the Company’s management as an Independent Director, including through contributions to discussions at the Board of Directors meetings.

5.	Conclusion of liability limitation agreement

Pursuant to Article 427, Paragraph 1 of the Companies Act of Japan, the Company entered into an agreement with candidates of Independent Directors to limit their liability for damages under Article 423, Paragraph 1 of the same law, and intends to continue such agreement if the reelection of the candidates for Independent Director is approved. The maximum amount of liability for damages under the said agreement is the minimum liability amount stipulated by laws and regulations.

6.	Conclusion of officers’ liability insurance agreement

The Company entered a directors’ and officers’ liability insurance agreement with an insurance company pursuant to Article 430-3, Paragraph 1 of the Companies Act of Japan to cover damages arising from the insured being held liable for the performance of his/her duties as a director or officer or from receiving claims related to the pursuit of such liability under said insurance agreement. If the candidate is elected as a director, he/she will be included as an insured under such insurance agreement. The Company intends to renew such insurance agreement during the term of office of the director proposed in this Proposal.

7.	Execution of indemnity agreement

The Company entered into an indemnification agreement with all of its Directors and Corporate Auditors of the Company as stipulated in Article 430-2, Paragraph 1 of the Companies Act of Japan, and intends to continue such agreement if the reelection of the candidates is approved. Under such indemnity agreement, the Company will indemnify the candidates for the expenses stipulated in Article 430-2, Paragraph 1, Item 1 of the Companies Act of Japan and the losses stipulated in Item 2 of the same Article to the extent provided by law.

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Exhibit

Business Report

For the fiscal year from April 1, 2025 to March 31, 2026

Notes:

●	The financial results reflected in the Business Report are non-consolidated and have been prepared in accordance with Japanese GAAP solely to comply with the requirements of the Companies Act of Japan. These materials have not been audited or reviewed in accordance with U.S. GAAP.

●	As a result, they may differ materially from the consolidated financial statements prepared in accordance with U.S. GAAP, which will be included in the Company’s Annual Report on Form 20-F to be filed with the SEC at a later date.

Forward-Looking Statements Disclaimer:

This Business Report contains certain statements that are, or may deemed to be, “forward-looking statements” regarding our plans, expectations, thoughts, beliefs, estimates, goals and outlook for the future. All statements other than statements of historical fact are “forward-looking statements” for purposes of these provisions, including any projections of earnings, revenues, or other financial items; any statements of the plans, strategies, and objectives of management for future operations; any statements concerning proposed new projects, services, or developments; any statements regarding future economic conditions or performance; statements of belief; and any statement of assumptions underlying any of the foregoing. Such forward-looking statements are subject to inherent risks and uncertainties, and actual results could differ materially from those anticipated by the forward-looking statements.

Our actual results could differ materially from those anticipated in such forward-looking statements as a result of a number of factors. These forward-looking statements are made as of the date of this Business Report, and we assume no obligation to update such forward-looking statements. The following discusses our financial condition and results of operations based upon our financial statements which have been prepared in conformity with Japanese GAAP. It should be read in conjunction with our financial statements and the notes thereto included elsewhere herein.

I. Current Status of the Company

1.	Progress and results of the business

During the fiscal year under review, the Japanese economy maintained a gradual recovery trend supported by improvements in employment and income conditions; but the situation remained highly uncertain due to continued price increases caused by rising resource prices and labor costs, concerns over a slowdown in overseas economies, and heightened geopolitical risks. Although personal consumption maintained a recovery trend, downward pressure on real purchasing power from rising prices was observed in some areas.

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

In the real estate market, while demand for offices and residences in urban areas remained firm, cautious movements in the investment environment continued against the backdrop of persistently high construction costs and material prices, as well as changes in interest rate trends.

In the hotel industry, lodging demand remained firm, supported by a recovery in the number of foreign visitors to Japan and a rebound in domestic travel demand. In particular, improvements in occupancy rates and room rates were observed, particularly in urban areas and major tourist destinations, while operational challenges such as labor shortages and rising personnel and energy costs continued.

In this environment, the Group pursued the optimization of its operational structure suited to the characteristics of each business and improvement of service quality, based on its fundamental policy of enhancing real estate value and strengthening profitability.

During the fiscal year under review, the Company recorded operating revenue of JPY 1,527,859 thousand, a 28.7% decrease year-on-year, primarily due to a decrease in dividend income received from group companies. With respect to profitability, although there were increases in personnel costs and expenses associated with the strengthening of management systems, the Company promoted various cost reduction measures. Nevertheless, due to the decrease in operating revenue and other factors, ordinary profit was JPY 40,039 thousand (a 96.5% decrease year-on-year) and net income was JPY 4,760 thousand (a 99.6% decrease year-on-year).

2.	Changes in Assets and Profits and Losses

Japanese GAAP (Non-consolidated)

	6th Fiscal Year Ended March, 2023	7th Fiscal Year Ended March, 2024	8th Fiscal Year Ended March, 2025	9th Fiscal Year Ended March, 2026
Net Sales (thousand yen)	581,015	544,940	2,142,847	1,527,859
Ordinary Income (∆ : loss) (thousand yen)	158,556	103,870	1,131,864	40,039
Net income ( ∆ : loss) (thousand yen)	371,711	74,975	1,222,702	4,760
Net income ( ∆ : loss) per share (yen)	58.67	10.70	56.43	0.20
Total Assets (thousand yen)	2,957,184	2,968,576	4,611,381	4,235,566
Net Assets (thousand yen)	828,929	1,173,906	3,776,241	3,700,077
Net Assets per Share (yen)	122.20	162.83	159.82	156.71

Note: Net income per share is calculated based on the average number of shares outstanding during the period, and net assets per share is calculated based on the total number of shares outstanding at the end of the period.

17

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

3.	Status of Significant Financing

Not applicable.

4.	Significant capital expenditures

Not applicable.

5.	Significant transfers and acquisitions of businesses, corporate divestitures, mergers, and acquisition or disposal of other companies’ shares

Not applicable.

6.	Issues to be addressed

The Company will build a business promotion framework to maximize group synergy while flexibly responding to economic trends and real estate industry trends.

7.	Significant Parent Companies and Subsidiaries (as of March 31, 2026)

(1) Parent company

Not applicable.

(2) Transactions with parent company, etc.

Not applicable.

(3) Status of major subsidiaries

Name of the Company	Capital	Shareholding Ratio	Principal Business
LogSuite	JPY100,000 thousand	100%	Real estate business
Prostyle	JPY 100,000 thousand	100%	Real estate business

(4) Status of Specified Wholly Owned Subsidiaries

Name of Specified Wholly Owned Subsidiary	LogSuite
Address of Specified Wholly Owned Subsidiary	1-2-3, Kita-Aoyama, Minato-ku, Tokyo, Japan
Book Value of Shares of Specified Wholly Owned Subsidiaries in the Company and Its Wholly Owned Subsidiaries	JPY 1,851,575,273
Total assets of the Company	JPY 4,235,566,063

18

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

8.	Principal Business Activities (as of March 31, 2026)

The Company’s business purpose is to own shares of domestic and foreign subsidiaries engaged in real estate and other businesses, and to control and manage the business activities of those companies. Principal revenues are management guidance fees, dividends, and outsourcing fees.

9.	Principal Offices (as of March 31, 2026)

(1) Company

Name	Address
Headquarter	1-2-3, Kita-Aoyama, Minato-ku, Tokyo, Japan

(2) Major Subsidiaries

Name	Address
LogSuite	(Headquarter) 1-2-3, Kita-Aoyama, Minato-ku, Tokyo, Japan
Prostyle	(Headquarter) 1-2-3, Kita-Aoyama, Minato-ku, Tokyo, Japan

10.	Status of Employees (as of March 31, 2026)

Number of Employees	Change from Previous Fiscal Year-End	Average Age	Average Years of Service
20	No change	39.0 years	5 years 3 months

11.	Principal Lenders (as of March 31, 2026)

Not applicable.

12.	Other important matters concerning the current status of the Company

Not applicable.

II. Matters Relating to Shares (as of March 31, 2026)

1.	Total number of authorized shares

81,498,000 shares

2.	Total number of shares issued

23,652,110 shares

19

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

3.	Major Shareholders (Top 10)

Name of Shareholder	Number of Shares Held		Shareholding Ratio (Note 1)
CEDE & CO. (Note 2)	22,120,109	shares	93.69%
UP-STREAM CO., LTD.	567,825	shares	2.40%
KATSUYA SHIMIZU	325,074	shares	1.38%
SHINNYA SATO	87,750	shares	0.37%
KEIJIRO ARAKAWA	63,000	shares	0.27%
HIROYUKI KAMESAWA	48,000	shares	0.20%
DOMANI INC	47,319	shares	0.20%
FYI INC	47,319	shares	0.20%
KOH KIKAKU LLC	47,319	shares	0.20%
SHINNYA NAKAMURA	47,316	shares	0.20%

Note 1:	Shareholding ratios are calculated by excluding treasury shares, and figures are rounded to the nearest third decimal place (the same applies to the Reference Information below).

Note 2:	Cede & Co. is the nominee’s name under which shares held through brokerage accounts are registered. Under the U.S. securities settlement system, when investors hold shares through a broker, those shares are registered in the name of Cede & Co. Cede & Co. is a legal entity used by the Depository Trust Company (DTC), the central securities depository in the United States, to hold shares in bulk. In this structure, the holding of shares is arranged in layers:
Cede & Co. → Broker (DTC Participant) → Investor.
This nominee structure allows for efficient clearing and settlement of securities transactions in the U.S. market.

(Reference Information)

The following table sets forth the status of major shareholders, after deducting the holdings of beneficial owners known to the Company from the shares registered under the name of Cede & Co. Please note that, as the Company is unable to comprehensively identify all beneficial owners of shares held in the name of Cede & Co., there may be other beneficial owners ranked third or below.

Name of Shareholder	Number of Shares Held		Shareholding Ratio (Note 1)
PROPOLIFE LLC. (Note 3)	9,373,500	shares	39.70%
YASUYUKI NOZAWA (Note 3)	6,878,250	shares	29.13%
Other shares registered in the name of CEDE & CO. (Note 4)	4,271,178	shares	18.09%
MIE NOZAWA (Note 3)	590,181	shares	2.50%
UP-STREAM CO., LTD.	567,825	shares	2.40%
SATOSHI OYAMATSU (Note 3)	542,658	shares	2.30%
HIROYUKI NOZAWA (Note 3)	379,500	shares	1.61%
KATSUYA SHIMIZU	325,074	shares	1.38%
SHINNYA SATO	87,750	shares	0.37%
KEIJIRO ARAKAWA	63,000	shares	0.27%

Note 3:	These are holdings by beneficial owners of shares held in the name of Cede & Co. that are known to the Company.

Note 4:	This is the number of shares remaining after deducting the holdings of beneficial owners known to the Company from the total shares held in the name of Cede & Co.

20

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

4.	Shares issued to the Company’s officers as compensation for the execution of their duties during the fiscal year under review

There were no shares delivered by the Company to the Company officers as compensation for the execution of their duties during the fiscal year under review.

5.	Other important matters concerning shares

Not applicable.

III. Matters Concerning Stock Acquisition Rights, etc.

1.	Summary of stock acquisition rights issued to the Company’s officers as compensation for the execution of their duties as of the end of the fiscal year under review

Not applicable.

2.	Summary of stock acquisition rights issued to the Company’s officers and employees during the fiscal year under review

Not applicable.

3.	Other important matters concerning stock acquisition rights, etc.

Not applicable.

21

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

IV. Matters Concerning Company Officers

1.	Names, etc. of Directors and Corporate Auditors (as of March 31, 2026)

Position at the Company	Name	Responsibilities and Significant Concurrent Positions
Representative Director, President and Chief Executive Officer	Yasuyuki Nozawa	●	Representative Director and President of LogSuite
		●	Chairman of the board of directors of Kotakino
		●	Director of Yantai Propolife Wood Industry Limited
		●	Chairman of the board of directors of ChinoTatemonoKanri
		●	Chairman of the board of directors of Prostyle
		●	Chairman of the board of directors of OkinawaIgeto
		●	Representative Director and the President of the board of directors of ProstyleRyokan
		●	Chairman of the board of directors of LogArchitects
		●	Chairman of the board of directors of LogAsset

Director and Executive Vice President	Satoshi Oyamatsu	●	Representative Director and President of ChinoTatemonoKanri
		●	Representative Director of Prostyle
		●	Director of ProstyleRyokan

Director and Executive Vice President	Taiji Ito	●	Representative Director at 161 Consulting Inc.
		●	Independent Director at AERWINS Technologies Inc.
		●	President at LogProstyle US Inc.
		●	S.O.C. Manager at Logprostyle Inc For Hotel Management CO. L.L.C.

Director, Chief Financial Officer and Executive Officer	Kentaro Tachibana	●	Director of Yantai Propolife Wood Industry Limited

Director	Katharyn (Katie) Field	●	Executive Director and interim Chief Executive Officer at Akanda Corporation
		●	Chief Executive Officer and the Chairman of the board of directors at Halo Collective Inc.
		●	Independent Director and Audit Committee member at Virpax Pharmaceuticals Inc.
		●	Chairman and Audit Committee head at AERWINS Technologies

Independent Director	Tamotsu Moriyama	●	President and Representative Director at Maxus Corporate Advisory Inc.
		●	Independent Director at SBI Sumishin Net Bank, Ltd.

Independent Director	Seishi Miyajima	●	Independent Director of The Japan Wool Textile Co., Ltd

Independent Director	Izumi Takemoto	●	Representative Director of incorporated association International Tourist Community

Independent Director	Hajime Yamashita	●	_

Independent Director	John A. Stapleton	●	Attorney at Taft Stettinius & Hollister LLP

Full- Time Corporate Auditor	Yuki Ide (Ito)	●	Full-time Corporate Auditor of LogSuite
		●	Full-time Corporate Auditor of Prostyle
		●	Full-time Corporate Auditor of ProstyleRyokan
		●	Corporate Auditor of Yantai Propolife Wood Industry Limited

Outside Corporate Auditor	Ruriko Takeuchi	●	Partner at Sugiyama Accounting Tax Corporation
		●	Partner at Sugiyama & Co CPA
		●	Outside Director (Audit and Supervisory Committee Member) at Tanseisha Co., Ltd.

Outside Corporate Auditor	Ryu Ishida	●	Partner at Commons Law Office
		●	Outside Corporate Auditor at Fruta Fruta, Inc.

(Note 1)	Directors Tamotsu Moriyama, Seishi Miyajima, Izumi Takemoto, and Hajime Yamashita, John A. Stapleton are Independent Directors.

(Note 2)	Katharyn (Katie) Field resigned as Independent Director and assumed the position of Director upon the conclusion of the 8th Annual General Meeting of Shareholders held on June 30, 2025.

(Note 3)	Corporate Auditors Ruriko Takeuchi and Ryu Ishida are outside Corporate Auditors

(Note 4)	Corporate Auditors Yuki Ide and Ruriko Takeuchi are certified public accountants and have considerable knowledge of finance and accounting.

22

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

2.	Outline of the liability limitation agreement

Pursuant to Article 427, Paragraph 1 of the Companies Act of Japan, the Company entered into an agreement with each Independent Director and each Corporate Auditor to limit their liability for damages under Article 423, Paragraph 1 of the same law. The maximum amount of liability for damages under the said agreement is the minimum liability amount stipulated by laws and regulations.

3.	Summary of the contents of the indemnity agreement

The Company entered into an indemnification agreement with all Directors and Corporate Auditors of the Company as stipulated in Article 430-2, Paragraph 1 of the Companies Act of Japan. Under the indemnification agreement, the Company indemnifies for the expenses stipulated in Article 430-2, Paragraph 1, Item 1 of the Companies Act of Japan and losses stipulated in Item 2 of the same Article to the extent provided by law.

4.	Summary of the contents of the officers’ liability insurance agreement

The Company entered into a Directors’ and Corporate Auditors’ liability insurance agreement with an insurance company pursuant to Article 430-3, Paragraph 1 of the Companies Act of Japan.

The insurance policy covers legal damages and litigation costs, etc., arising from the insured’s liability to shareholders and third parties in connection with the performance of their duties as officers, etc., or from claims related to the pursuit of such liability.

5.	Remuneration, etc. of Directors and Corporate Auditors for the fiscal year under review

(1) Total amount of remuneration, etc. of directors and Corporate Auditors

Category	Subjected number of directors (number)	Total amount of compensation, etc. (millions of yen)
directors	11	234
(independent directors)	(6)	(20)

Corporate Auditors	3	10
(independent directors)	(2)	(4)

Total	14	244
(outside officers)	(8)	(24)

(Note 1)	The number of Directors (excluding Outside Directors) and the total amount of their compensation include those of Mr. Shinya Sato, who resigned as Director upon the conclusion of the 8th Annual General Meeting of Shareholders held on June 30, 2025.

(Note 2)	As Ms. Katharyn (Katie) Field transitioned from Independent Director to Director (excluding Outside Directors) upon the conclusion of the 8th Annual General Meeting of Shareholders held on June 30, 2025, the number of Outside Directors and the total amount of their compensation include the portion corresponding to her tenure as Outside Director, and the number of Directors (excluding Outside Directors) and the total amount of their compensation include the portion corresponding to her tenure after assuming the position of Director, respectively.

23

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

(2) Matters concerning the resolution of the General Meeting of Shareholders regarding remuneration, etc. of directors

The maximum amount of remuneration for directors was resolved at the General Meeting of Shareholders held on June 30, 2017, to be no more than JPY 300 million per year. At the time of the resolution, there were five (5) directors.

The maximum amount of remuneration for Corporate Auditors was resolved at the General Meeting of Shareholders held on June 30, 2017, to be within JPY 60 million per year. There were three (3) Corporate Auditors at the time of the resolution.

(3) Matters concerning delegation of authority to determine the content of individual director’s remuneration, etc.

Not applicable.

(4) Policy, etc. on determination of details of remuneration, etc. for officers

Not applicable.

6.	Matters Concerning Independent Directors and Outside Corporate Auditors

(1) Relationship between the entities where officers hold important concurrent positions and the Company

The important positions concurrently held by each Independent Director or Outside Corporate Auditor are listed in “Responsibilities and Important Concurrent Positions” in “1. Name, etc. of directors and Corporate Auditors.”

There is no relationship to be disclosed between the Company and the companies where the independent directors or outside corporate auditors hold important concurrent positions.

(2) Main activities during the fiscal year under review

Category	Name	Main Activities
Director	Tamotsu Moriyama	He attended 13 out of 15 meetings of the Board of Directors held during the fiscal year under review, and at the meetings of the Board of Directors, mainly based on his extensive experience and wide-ranging insight as a manager and corporate officer, and his professional knowledge and experience as a certified public accountant and financial advisor in connection with M&A and corporate finance, he has made statements as necessary for the deliberation of proposals, etc., and has performed duties such as supervision of management expected by the Company.

24

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Director	Seishi Miyajima	He attended all of the meetings of the Board of Directors held during the fiscal year under review, and at the meetings, mainly based on his broad insight and extensive experience in the real estate industry, he has made necessary statements for deliberation of proposals, etc., and has performed duties such as supervision of management expected by the Company.

Director	Izumi Takemoto	He attended all of the meetings of the Board of Directors held during the fiscal year under review, and at the meetings, mainly based on his broad insight and extensive experience in the hotel industry, he has made necessary statements for deliberation of proposals, etc., and has performed duties such as supervision of management expected by the Company.

Director	Hajime Yamashita	He attended all of the meetings of the Board of Directors held during the fiscal year under review, and at the meetings, mainly based on his broad insight and extensive experience in the financial industry, he has made necessary statements for deliberation of proposals, etc., and has performed duties such as supervision of management expected by the Company.

Director	John A. Stapleton	He attended all of the meetings of the Board of Directors held during the current fiscal year under review, and at the meetings, mainly based on his professional knowledge and broad experience as an attorney-at-law, he has made necessary statements for deliberation of proposals, etc., and has performed duties such as supervision regarding management that the Company expects.

Director	Katharyn (Katie) Field	She attended all of the meetings of the Board of Directors held during the fiscal year under review, and at the meetings, mainly based on her professional knowledge and experience as a corporate officer, sha has made necessary statements for deliberation of proposals and has performed duties such as supervision regarding management expected by the Company.

Corporate Auditor	Ruriko Takeuchi

She attended 14 out of 15 meetings of the Board of Directors held during the fiscal year under review, and mainly based on her professional knowledge and broad experience as a certified public accountant, she has made necessary statements at the meetings of the Board of Directors for the purpose of deliberation of proposals and auditing, etc.

She also attended all of the meetings of the Board of Corporate Auditors held during the fiscal year under review after her appointment as Corporate Auditor.

Corporate Auditor	Ryu Ishida

He attended all of the meetings of the Board of Directors held during the fiscal year under review, mainly based on his professional knowledge and broad experience as an attorney-at-law, he has made necessary statements for deliberation of proposals and auditing, etc.

He also attended all of the meetings of the Board of Corporate Auditors held during the fiscal year under review after his appointment as Corporate Auditor.

25

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

V. Status of Accounting Auditor

(1) Name of Accounting Auditor

KSM & Partners Audit Corporation

(2) Amount of Compensation, etc.

(i)	Amount of compensation, etc. of the Accounting Auditor for the fiscal year under review

JPY 4,000,000

(ii)	Total amount of money and other financial benefits to be paid by the Company and its subsidiaries

JPY 4,000,000

(3) Reasons for the Audit & Supervisory Board’s Approval of the Accounting Auditor’s Compensation, etc.

The Audit & Supervisory Board reviewed and examined the content of the Accounting Auditor’s audit plan, the status of execution of accounting audit duties, and the basis for calculating the compensation estimate, and concluded that the amount of such compensation was reasonable. Accordingly, the Audit & Supervisory Board granted its consent pursuant to Article 399, Paragraph 1 of the Companies Act.

(4) Non-Audit Services Provided by the Accounting Auditor to the Company for Remuneration

Not applicable.

(5) Policy on Dismissal or Non-Reappointment of the Accounting Auditor

When the Audit & Supervisory Board deems it necessary, such as in cases where there is an impediment to the execution of the Accounting Auditor’s duties, it shall determine the content of the proposal to be submitted to the General Meeting of Shareholders regarding the dismissal or non-reappointment of the Accounting Auditor.

(6) Summary of Limited Liability Agreement

Not applicable.

26

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

VI. Systems to Ensure Appropriateness of Business Operations and Status of Operation of Such Systems

(1) System to ensure the appropriateness of business operations

The outline of the system to ensure that the execution of duties by directors complies with laws, regulations, and the Articles of Incorporation and other systems to ensure the appropriateness of the Company’s operations is as follows.

(i)	Systems to ensure that the execution of duties by directors and employees complies with laws, regulations, and the Articles of Incorporation

i.	In order to ensure that the execution of duties by directors and employees complies with laws, regulations, and the Articles of Incorporation, as well as to ensure compliance with corporate ethics and fulfillment of social responsibilities, the Company shall establish relevant internal regulations, including the “Regulations of the Board of Directors,” and ensure that all officers and employees are familiar with them.

ii.	Corporate Auditors attend meetings of the Board of Directors and confirm that the process, content, etc. of corporate resolutions are in compliance with laws, regulations, and the Articles of Incorporation.

iii.	In order to ensure the appropriateness of the execution of duties by directors and employees, the Internal Audit Office, appointed by the President and Representative Director, shall conduct internal audits in accordance with the “Internal Audit Regulations.

iv.	The Company have no relationships, including business relationships, with antisocial forces, and the entire organization takes a firm stand against unjustified claims by antisocial forces.

(ii)	System for storage and management of information related to the execution of duties by the Board of Directors

i.	The handling of information related to the execution of duties by directors, such as minutes of the Board of Directors meetings and other important documents, are recorded in documents or electromagnetic media and appropriately stored and managed in accordance with the “Regulations of the Board of Directors” and other internal regulations.

ii.	The General Affairs Department, which is a document management division, makes these documents available for inspection at any time upon request of directors and Corporate Auditors.

27

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

(iii)	Regulations and other systems for loss risk management

The Company’s Board of Directors is responsible for and has the authority to establish a risk management system, and the Company establishes relevant internal regulations that stipulate all risks within the Company and their countermeasures, organizational structure, responsibilities, authority, etc., to prevent various risks as much as possible and to minimize damage to corporate value in the event of a crisis.

(iv)	Systems to ensure the effective execution of duties by directors

i.	In addition to regular monthly meetings of the Board of Directors, extraordinary meetings of the Board of Directors are held as necessary for flexible decision-making, and a system to ensure appropriate execution of duties is maintained.

ii.	Directors shall execute their duties appropriately and efficiently in accordance with the “Regulations on Administrative Authority,” which stipulate matters related to responsibility and authority.

iii.	The Executive Officers’ Meeting is held to consider matters to be discussed at the Board of Directors in advance in order to contribute to the decision-making of the Board of Directors, and to communicate the instructions and decisions of the Board of Directors to each department based on the policies and plans decided by the Board of Directors. In addition, the person in charge of each department will report on the status of sales and the execution of business by each department.

iv.	In the day-to-day execution of business operations, in order to ensure efficient execution of duties based on the decisions of the Board of Directors, authority is delegated in accordance with the “Regulations on Administrative Authority” and other internal regulations, and the responsible persons at each level divide duties in accordance with the decision-making rules.

(v)	System to ensure the appropriateness of operations of the corporate group consisting of the Company, its parent company, and subsidiaries

i.	In accordance with the “Affiliated Companies Management Regulations,” the Board of Directors aims to establish internal controls at the Company and its group companies and develops a system for efficient sharing of information and communication of instructions and requests.

ii.	The system to monitor the overall operations of the group companies are ensured through operational audits by the Internal Audit Office.

iii.	Directors and auditors are dispatched to each group company to ensure a system to prevent risks in the entire group.

(vi)	Matters concerning employees who are to assist the duties of Corporate Auditors, matters concerning the independence of such employees from directors, and matters concerning the execution of instructions given by Corporate Auditors to such employees

At the request of the Corporate Auditors, employees are assigned to assist them in their duties. Such employees are subject to the Company’s Working Rules, but the authority to direct and order such employees with respect to their duties shall belong to the Corporate Auditors, and the appointments for them will be discussed in advance with the Corporate Auditors.

28

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

(vii)	System for directors and employees to report to Corporate Auditors and other systems for reporting to Corporate Auditors

i.	Directors and employees immediately report to Corporate Auditors, in accordance with laws and regulations, any fact that has occurred or is likely to occur that may cause significant damage to the Company, or any illegal or improper act is discovered by an officer or employee.

ii.	When necessary, Corporate Auditors may inspect approval documents and other important internal documents and materials.

(viii)	Systems for reporting to Corporate Auditors and systems to ensure that those who make such reports will not be treated unfavorably because of such reports

i.	Upon request from the Corporate Auditors, the directors and employees of the Company and officers and employees of subsidiaries report matters related to the execution of their duties upon request from Corporate Auditors.

ii.	The department in charge of the whistle blowing system regularly reports to the Corporate Auditors on the status of whistle blowing at the Company.

iii.	The Company stipulates the prohibition of any disadvantageous treatment of directors and employees, or officers and employees of subsidiaries, who report to or consult with Corporate Auditors on the grounds of such reporting or consultation.

(ix)	Matters concerning policy for handling expenses and liabilities incurred in the execution of duties by Corporate Auditors

The Company pays expenses incurred in the execution of duties by Corporate Auditors.

(x)	Other systems to ensure the effective execution of audits by Corporate Auditors

i.	The President and Representative Director and the General Manager of the Internal Audit Office regularly exchange opinions with the Corporate Auditors.

ii.	Corporate Auditors attend meetings of the Board of Directors, Executive Officers Meeting, and other important meetings to receive important reports.

iii.	Corporate Auditors regularly receive reports on the status of audits from the accounting auditor in order to improve the audit environment and enhance the effectiveness and efficiency of audits.

29

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

(2) Outline of the operation of the system to ensure the appropriateness of business operations

(i)	Compliance

The Company has adopted a Compliance Code of Conduct to foster a sense of ethics within the Company. In addition, the finance and accounting department takes the lead in establishing a system for employees throughout the Company to share necessary information, and information that needs to be well known is communicated to each department and individual via the intranet.

(ii)	Risk Management

The Company has adopted risk management regulations that stipulate prevention, response to the occurrence of risks and measures to prevent recurrence, etc. regarding the risks that may damage corporate value and, in an effort, to preserve corporate value.

(iii)	Internal Audits

Based on the internal audit plan, the Company conducts operational audits to ensure the appropriateness of operations and compliance with laws and regulations.

VII. Policy on the Exercise of Authority Granted to the Board of Directors Regarding Dividends from Surplus and Other Matters

With respect to the distribution of dividends from surplus to shareholders, which is one of the important management priorities, the Company’s basic policy is to comprehensively take into account its business performance, dividend payout ratio, and the level of retained earnings necessary for future business development. Retained earnings are intended to be utilized effectively for preparations for future business development and strengthening of the financial structure. In order to flexibly implement distributions of surplus, including dividend payments to shareholders, the Company’s Articles of Incorporation designate the Board of Directors as the decision-making body for distributions of surplus.

30

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Exhibit

Balance Sheet (As of March 31, 2026)

Japanese GAAP (Non-consolidated)

(Unit: thousand yen)

Account	Amount	Account	Amount
(Assets)		(Liabilities)
Current Assets	1,309,984	Current Liabilities	526,160
Cash and Deposits	53,345	Accounts Payable	57,560
Prepaid Expenses	154,863	Accrued Expenses	44,958
Other Receivable	15,461	Accrued Corporate Taxes	66,368
Advance payment	5,254	Accrued Consumption Taxes	98,443
Short-term Deposits to Related Parties	1,039,598	Deposits Received	7,381
Loans to Related Parties	107,001	Deposits received from Related Parties	244,467
Allowance for Doubtful Accounts – Related Parties	△95,177	Provision for bonuses	6,980
Other	29,638	Non-current Liabilities	9,328
Non-current Assets	2,925,581	Provision for retirement benefits	9,328
Tangible Fixed Assets	95,293
Leasehold improvements	94,766	Total Liabilities	535,488
Tools, Furniture & Fixtures	526	(Shareholders’ Equity)
Intangible Assets	550	Shareholders’ Equity	3,700,077
Software	550	Share Capital	924,816
Investments and Other Assets	2,829,738	Capital Surplus	2,324,101
Investments in Securities	30,034	Capital Reserve	1,445,332
Investments in Subsidiaries	2,228,284	Other Capital Surplus	878,768
Long-term Prepaid Expenses	213,262	Retained Earnings	455,920
Leasehold and Guarantee Deposits	118,140	Other Retained Earnings	455,920
Long-term loans to Related Parties	70,508	Retained Earnings Carried Forward	455,920
Deferred Tax Assets	151,628	Treasury Shares	△4,760
Insurance Reserve Fund	17,879	Total Shareholders’ Equity	3,700,077
Total Assets	4,235,566	Total Liabilities and Shareholders’ Equity	4,235,566

31

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Exhibit

Income Statement (FY ended March 31, 2026)

Japanese GAAP (Non-consolidated)

(Unit: thousand yen)

Account	Amount
Revenues		1,527,859
Selling, General and Administrative Expenses		1,472,509
Operating Income		55,349
Non-operating Income
- Interest Income	5,972
- Other Gain	77	6,050
Non-operating Expenses
- Interest Expenses	3,701
Foreign exchange losses	17,548
Other	111	21,360
Ordinary Income		40,039
Extraordinary Loss
- Provision for Allowance for Doubtful Accounts (Related Parties)	5,684	5,684
Income before Income Taxes		34,355
Corporate, Inhabitant and Enterprise Taxes	51,119
Adjustment for Corporate Taxes	△21,524	29,594
Net Income		4,760

32

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Exhibit

Statement of Changes in Shareholders’ Equity (FY ended March 31, 2026)

Japanese GAAP (Non-consolidated)

(Unit: thousand yen)

	Capital Stock
		Capital Surplus			Retained Earnings
					Other Retained Earnings
	Share Capital	Capital Reserve	Other Capital Surplus	Total Capital Surplus	Retained Earnings Carried Forward	Total Retained Earnings	Treasury Shares	Total Shareholders’ Equity
Balance - April 1, 2025	924,816	1,445,332	878,768	2,324,101	529,862	529,862	△2,539	3,776,241
Changes during the period
Dividends from surplus					△78,703	△78,703		△78,703
Net income					4,760	4,760		4,760
Acquisition of treasury shares							△2,221	△2,221
Total changes during the period	－	－	－	－	△73,942	△73,942	△2,221	△76,163
Balance - March 31, 2026	924,816	1,445,332	878,768	2,324,101	455,920	455,920	△4,760	3,700,077

33

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Exhibit

Notes to the Non-Consolidated Financial Statements

Fiscal year ended March 31, 2026 (April 1, 2025 to March 31, 2026)

Japanese GAAP (Non-consolidated)

Notes to the Non-Consolidated Financial Statements

1. Notes to Significant Accounting Policies

(1) Valuation standards and methods for assets

Investments in subsidiaries

Stated at cost determined by the moving-average method.

(2) Depreciation method for major fixed assets

(1) Tangible fixed assets

Depreciation is computed by the declining-balance method (however, the straight-line method is applied to leasehold improvements acquired on or after April 1, 2016).

The main useful lives are as follows:

Leasehold improvements: 15 years

Tools, furniture and fixtures: 4-7 years

(2) Intangible assets

Amortization is computed by the straight-line method. Software for internal use is amortized by the straight-line method based on the period of use within the company (5 years).

(3) Accounting standards for provisions

Allowance for doubtful accounts – related parties

To provide for losses due to bad debts of subsidiaries, the Company reserve an estimated uncollectible amount by individually considering the probability of collection.

Accrued bonus

To provide for the payment of bonuses to employees, the Company accrues an estimated amount of bonuses based on the expected amount to be paid.

Provision for retirement benefits

To provide for the payment of retirement benefits to employees, the Company accrues an estimated reserve based on the projected retirement benefit obligation as of the end of the fiscal year.

(4) Basis for recording revenues and expenses

The Company’s revenues consist primarily of management fees, outsourcing fees, and dividends received from subsidiaries. For management fees and outsourcing fees, the Company is obligated to provide contracted services to the subsidiaries in accordance with the terms of the contract, and the Company’s performance obligation is fulfilled when the services are actually provided. Dividends received are recognized as revenue as of the effective date of the dividends.

2. Notes to Balance Sheet

(1) Accumulated depreciation of tangible fixed assets	8,774 thousand yen

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

(2) Guarantees

The Company guarantees the borrowing obligations of subsidiaries from financial institutions.

LogSuite Inc.	3,983,878	Thousands of yen
Prostyle Inc.	1,926,450	Thousands of yen
LogAsset Inc.	539,500	Thousands of yen
Prostyle Ryokan Inc.	2,368	Thousands of yen
Kotakino Inc.	53,349	Thousands of yen
Okinawa Igeto Inc.	46,692	Thousands of yen
Total	6,552,238	Thousands of yen

(3) Receivables from and payables to subsidiaries (excluding those presented separately)

Short-term receivables	5,233 thousand yen
Short-term payable	3,136 thousand yen

3. Notes to Statements of Income

Transactions with subsidiaries

Transaction volume from business transactions

Operating revenues	1,527,859 thousand yen
Operating expenses	36,001 thousand yen

Transactions from non-operating transactions

Non-operating revenues	5,845 thousand yen
Non-Operating expenses	3,701 thousand yen

4. Notes to Non-consolidated Statement of Changes in Shareholders’ Equity

(1) Type and total number of shares issued and outstanding at the end of the fiscal year

Common stock	23,652,110 shares

(2) Type and number of treasury shares as of the end of the fiscal year

Common stock	41,240 shares

(3) Matters related to dividends from surplus

(1) Dividends paid

Resolution	Class of Shares	Total Dividends (thousands of yen)	Dividend per Share (yen)	Record Date	Effective Date
Annual General Meeting of Shareholders, June 30, 2025	Common shares	78,703	3.33	July 7, 2025	August 5, 2025

(ii) Dividends with a record date in the current fiscal year but an effective date in the following fiscal year

Not applicable.

5. Notes to Deferred Income Taxes

Significant components of deferred tax assets and liabilities

Deferred tax asset
Accrued bonus	2,200	Thousands of yen
Enterprise tax payable	6,079	Thousands of yen
Net operating loss carried forward	19,755	Thousands of yen
Investments in subsidiaries	225,383	Thousands of yen
Assets adjusted for gain or loss on transfer	35,587	Thousands of yen
Allowance for doubtful accounts	29,999	Thousands of yen
Provision for retirement benefits	2,940	Thousands of yen
Long-term prepaid expenses	53,525	Thousands of yen
Other	13,313	Thousands of yen
Subtotal of deferred tax assets	388,784	Thousands of yen
Valuation allowance	△237,156	Thousands of yen
Total deferred tax assets	151,628	Thousands of yen

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

6. Notes on Transactions with Related Parties

List of subsidiaries

(Unit: thousand yen)

Type	Name of Company	Percentage of voting rights and ownership	Relationship with related parties	Details of Transactions	Amount of transaction (Note 5)	Account	Balance at end of year
Subsidia ry	LogSuite Inc.	Ownership 100% directly	Business management Deposit of funds Concurrent directors	Receipts of Operating revenues (Note 1)	438,006	Deposits to Related Parties	379,867
				Deposit of funds (Note 2)	60,081
				Interest payments (Note 3)	894	-	-
				Underwriting guaranteed liabilities (Note 4)	3,983,878	-	-

Subsidia ry	Prostyle Inc.	Ownership 100% directly	Business management Reception of funds Concurrent directors	Receipts of operating revenues (Note 1)	802,481	Deposits from Related Parties	45,672
				Deposit of funds (Note 2)	17,388
				Interest payments (Note 3)	105	-	-
				Underwriting guaranteed liabilities (Note 4)	1,926,450	-	-

Subsidia ry	LogArchi Tects Inc.	Ownership Indirect 100%	Business management Reception of funds Concurrent directors	Deposit of funds (Note 2)	120,764	Deposits from Related Parties	89,935
				Interest payments (Note 3)	1,213	-	-

Subsidia ry	Chino Building Management Inc.	Ownership Indirect 100%	Business management Reception of funds Concurrent directors	Deposit of funds (Note 2)	113,565	Deposits from Related Parties	85,587
				Interest payments (Note 3)	1,155	-	-

Subsidia ry	Kotakino Inc.	Ownership Indirect 100%	Business management Reception of funds Concurrent directors	Deposit of funds (Note 2)	32,252	Deposits from Related Parties	23,272
				Interest payments (Note 3)	332	-	-
				Underwriting guaranteed liabilities (Note 4)	53,349	-	-

Subsidia ry	Prostyle Ryokan Inc.	Ownership 100% directly	Business management Deposit of funds Concurrent directors	Deposit of funds (Note 2)	342,100	Deposits to Related Parties	367,722
				Interest income received (Note 3)	3,189	-	-

Subsidia ry	Okinawa Igeto Inc.	Ownership Indirect 100%	Business management Deposit of funds Concurrent directors	Deposit of funds (Note 2)	97,737	Deposits to Related Parties	129,666
				Interest income received (Note 3)	958	-	-
				Underwriting guaranteed liabilities (Note 4)	46,692	-	-

Subsidia ry	LogAsset Co., Ltd.	Directly owned 100%	Management services Deposit of funds Concurrent officers	Receipt of operating revenue (Note 1)	226,049	Deposits with related parties	162,341
				Funds deposited (Note 2)	175,383
				Interest received (Note 3)	1,697	-	-

Subsidia ry	Yantai Teian Seikatsu Mokugyo Co., Ltd.	Directly owned 100%	Management services Deposit of funds Concurrent officers	Funds deposited (Note 2)	43,529	Loans to related parties	43,529

Subsidia ry	PROPOLIFE VIETNAM CO.,LTD	Ownership Indirect 100%	Business management Deposit of funds Concurrent directors	Deposit of funds (Note 2)	133,916	Loans to Related Parties	107,001
						Long-term Loans to Related Parties	26,915

(Note 1) Revenues from operations consist of management fees, outsourcing fees, and dividends received. The management fee is determined based on the necessary expenses for group management.

(Note 2) Based on the Company’s group finance system, and the transaction amounts are based on the average balance during the fiscal year.

(Note 3) Interest rates for group deposits paid and deposits received are determined rationally, taking market interest rates into consideration.

(Note 4) The Company guarantees loans from financial institutions.

(Note 5) Transaction amounts do not include consumption taxes. Consumption taxes are included in the ending balance.

7. Notes to Per Share Information

Net assets per share	156.71 yen
Net income per share	0.20 yen

8. Notes on Significant Subsequent Events

Not applicable.

36

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Exhibit

Independent Auditor’s Report

May 13, 2026

Board of Directors

LogProstyle Inc.

KSM & Partners Audit Corporation

Bunkyo-ku, Tokyo

Managing Partner

Certified Public Accountant: Michio Sone

Audit Opinion

Pursuant to the provisions of Article 436, Paragraph 2, Item 1 of the Companies Act, we have audited the financial statements of LogProstyle Inc. for the 9th fiscal year from April 1, 2025 to March 31, 2026, comprising the balance sheet, statement of income, statement of changes in net assets, notes to non-consolidated financial statements, and their accompanying supplemental schedules (hereinafter collectively referred to as the “Financial Statements, etc.”).

In our opinion, the Financial Statements, etc. present fairly, in all material respects, the financial position and results of operations for the period covered by the Financial Statements, etc., in conformity with accounting principles generally accepted in Japan.

Basis for Audit Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Financial Statements, etc.” section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the Financial Statements, etc. in Japan, and we have fulfilled our other ethical responsibilities as an auditor. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Other information consists of the business report and its supplemental schedules. Management is responsible for the preparation and disclosure of the other information. The Audit & Supervisory Board Members’ responsibility is to monitor the Directors’ execution of duties in the establishment and operation of the reporting process for the other information.

Our audit opinion on the Financial Statements, etc. does not cover the other information, and we do not express an opinion on the other information.

Our responsibility in connection with the audit of the Financial Statements, etc. is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Financial Statements, etc. or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We are required to report if we conclude that there is a material misstatement of the other information based on the work we have performed. We have nothing to report with regard to the other information.

Management’s and Audit & Supervisory Board Members’ Responsibilities for the Financial Statements, etc.

Management is responsible for the preparation and fair presentation of the Financial Statements, etc. in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of the Financial Statements, etc. that are free from material misstatement, whether due to fraud or error.

In preparing the Financial Statements, etc., management is responsible for assessing whether it is appropriate to prepare the Financial Statements, etc. on a going concern basis, and for disclosing going concern matters as required by accounting principles generally accepted in Japan.

The Audit & Supervisory Board Members’ responsibility is to monitor the Directors’ execution of duties in the establishment and operation of the financial reporting process.

37

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Auditor’s Responsibilities for the Audit of the Financial Statements, etc.

Our objectives are to obtain reasonable assurance about whether the Financial Statements, etc. as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion from an independent standpoint on the Financial Statements, etc. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of the Financial Statements, etc.

In performing our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

-	Identify and assess the risks of material misstatement of the Financial Statements, etc., whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The selection and application of audit procedures are at the auditor’s discretion.

-	Although the objective of the audit of the Financial Statements, etc. is not to express an opinion on the effectiveness of internal control, we consider internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

-	Evaluate the appropriateness of accounting policies used by management and their application, as well as the reasonableness of accounting estimates made by management and the related disclosures.

-	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Financial Statements, etc. or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

-	Evaluate whether the presentation and disclosures of the Financial Statements, etc. are in accordance with accounting principles generally accepted in Japan, as well as the overall presentation, structure and content of the Financial Statements, etc., including the disclosures, and whether the Financial Statements, etc. represent the underlying transactions and accounting events fairly. The auditor reports to the Audit & Supervisory Board Members regarding, among other matters, the planned scope and timing of the audit, significant audit findings including significant deficiencies in internal control identified during the audit, and other matters required by auditing standards.

Conflicts of Interest

There are no conflicts of interest between the Company and KSM & Partners Audit Corporation or its engagement partners that are required to be disclosed pursuant to the provisions of the Certified Public Accountants Act.

End of Report

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This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Exhibit

Audit Report of the Board of Corporate Auditors

The Board of Corporate Auditors has prepared this Audit Report on the execution of duties by the Directors for the 9th fiscal year from April 1, 2025 to March 31, 2026, based on the audit reports prepared by each Corporate Auditor, and after due deliberation, hereby reports as follows.

1. Method and Details of Audit by Corporate Auditors and the Board of Corporate Auditors

(1)	The Board of Corporate Auditors established the audit policy, allocation of duties, and other relevant matters, received reports from each Corporate Auditor regarding the status and results of their audits, received reports from Directors and others regarding the performance of their duties and the Accounting Auditor, and requested explanations as necessary.

(2)	In accordance with the auditing standards for Corporate Auditors established by the Board of Corporate Auditors and in accordance with the auditing policy, assignment of duties, etc., each Corporate Auditor communicated with the Directors, the Internal Audit Office and other employees, etc., made efforts to collect information and develop the auditing environment, and conducted audits in the following manner:

(i)	Attended meetings of the Board of Directors and other important meetings, received reports from Directors and employees, etc. on the status of execution of their duties, requested explanations as necessary, perused important approval documents, etc., and investigated the status of operations and assets at the head office and principal business offices. With respect to subsidiaries, we communicated and exchanged information with directors, etc. of the subsidiaries and received reports on their business from the subsidiaries as necessary.

(ii)	With respect to the contents of the resolution of the Board of Directors regarding the establishment of a system to ensure that the execution of duties by directors complies with laws and regulations and the Articles of Incorporation, and other systems stipulated in Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act of Japan as necessary to ensure the properness of operations of the corporate group, which consists of the stock company and its subsidiaries, and the system (internal control system) established based on such resolution, as stated in the Business Report, we have regularly received reports from directors and employees and requested explanations and expressed our opinions as necessary.

(iii)	We monitored and verified whether the Accounting Auditor maintained its independence and conducted proper audits, and received reports from the Accounting Auditor on the status of the execution of its duties, and requested explanations as necessary. In addition, we received notification from the Accounting Auditor that it has established a “system for ensuring that the execution of duties is carried out properly” (matters set forth in each item of Article 131 of the Companies Accounting Regulations) in accordance with the “Quality Control Standards for Audits” (Business Accounting Council) and other applicable standards, and requested explanations as necessary.

Based on the above methods, we examined the business report and its supplemental schedules the financial statements (balance sheet, statement of income, statement of changes in net assets, and notes to non-consolidated financial statements) and their accompanying supplemental schedules for the fiscal year under review.

39

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

2. Results of audit

(1)	Results of audit of business report, etc.

(i)	We confirm that the business report and supplementary schedules present fairly the condition of the Company in conformity with laws and regulations and the Articles of Incorporation.

(ii)	We find no misconduct or material fact of violation of laws and regulations or the Articles of Incorporation in connection with the Directors’ performance of their duties.

(iii)	We confirm that the contents of the resolution of the Board of Directors regarding the internal control system are fair and reasonable. We also find no matters to be pointed out with regard to the contents of the business report concerning such internal control system and the execution of duties by the Directors.

(2)	Results of audit of financial statements and supplementary schedules

We confirm that the audit methods and results of KSM & Partners Audit Corporation, the Company’s Accounting Auditor, are appropriate.

May 15, 2026

Board of Corporate Auditors, LogProstyle Inc.

Full- Time Corporate Auditor	Yuki Ide	(seal)
Outside Corporate Auditor	Ruriko Takeuchi	(seal)
Outside Corporate Auditor	Ryu Ishida	(seal)

40

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

Map of the General Meeting of Shareholders Venue

Venue: 13th Floor, Aoyama Building, 1-2-3 Kita-Aoyama, Minato-ku, Tokyo, Japan

Head Office of LogProstyle, Inc.

Transportation:

Direct access from Exit 0 of Aoyama-itchome Station (G-04, Z-03, E-24), served by the Tokyo Metro Ginza Line, Hanzomon Line, and Toei Oedo Line

LogProstyle Inc. - Head Office

13th Floor, Aoyama Building, 1-2-3 Kita-Aoyama, Minato-ku, Tokyo, 107-0061 Japan

Tel +81-3-6910-5320

41